March 11, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Helio Corporation
Registration Statement on Form S-1
File No. No. 333-284062

Acceleration Request
	Requested Date:	March 13, 2025
	Requested Time:	5:00 p.m. Eastern Time (US)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as underwriter, hereby join in the request of Helio Corporation that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time (US), on March 13, 2025, or at such later time as the Company or its outside counsel, Byrd Law Group, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriter has distributed as many copies of the preliminary prospectus dated March 7, 2025 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representatives of the several underwriters, has complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Acting on behalf of itself and the several Underwriters

ThinkEquity LLC

By:	/s/ Kevin Mangan
Name:	Kevin Mangan
Title:	Managing Director, Head of Equity Syndicate

17 State Street, 41st Floor
ThinkEquity	New York, NY 10004
Member of NYSE, FINRA & SIPC	Tel: 646-968-9355